April 11, 2011

Securities and Exchange Commission
Attention: Filing Room
100 F Street, N.E.
Washington, DC  20549

Re: Monteagle Funds SEC File 811-08529

Dear Sir or Madam:

Enclosed for filing on behalf of the above referenced registered investment management company pursuant to Rule 17g-1 of the Investment Company Ac of 1940 are the following:

(i)
A copy of the Fidelity Bond Policy (the ‘‘Bond’’), effective March 16, 2011, issued by Chubb Group of Insurance Companies, for $525,000 insuring the Funds through the period ending March 16, 2012, attached under Exhibit 1;

(ii)
A copy of the resolutions of a majority of Trustees of the Board who are not ‘‘interested persons’’ of the Fund, approving the amount, type, form and coverage of the Bond, attached under Exhibit 2; and

(iii)	Premium for the Bond has been appropriately paid from March 16, 2011 through the period ending March 16, 2012 in the amount of $4,450.00.

If there are any questions regarding this filing, please contact David F. Ganley, Secretary at 215.830.8990 extension 101.

Very truly yours,

/s/ Paul B. Ordonio

Paul B. Ordonio, Esq.
President
Enclosures